UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report are hereby expressly incorporated by reference into the registrant’s registration statements on Form F-3 (File nos. 333-251055, 333-245703 and 333-251065) filed with the Securities and Exchange Commission on December 1, 2020, December 2, 2020 and December 2, 2020, respectively, and the registration statement on Form S-8 (File no. 333-235692) filed with the Securities and Exchange Commission on December 23, 2019.

Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), announced today that, its subsidiary Prometic Biotherapeutics Inc. (“PBT”) has entered into a definitive agreement to sell its Rare Pediatric Disease Priority Review Voucher (“PRV”) for USD105M.

The PRV was granted by the U.S. Food and Drug Administration (“FDA”) with the approval of Ryplazim® (plasminogen, human-tvmh) (“Ryplazim®”), for treatment of patients with plasminogen deficiency type 1 (hypoplasminogenia).

Pursuant to the terms of the agreement, PBT will receive an upfront payment of USD105M upon closing of the transaction. The closing is subject to customary closing conditions, including expiration of applicable waiting period under U.S. antitrust clearance requirements. Under the terms of the previously announced Share Purchase Agreement entered into with Kedrion S.p.A (“Kedrion”) dated June 22, 2021 (the “SPA”), Liminal Biosciences is entitled to retain an amount equal to 70% of the net sales proceeds of the sale of the PRV.

Concurrent with the signature of the definitive agreement for the sale of the PRV, the Company entered into a guaranty agreement to guaranty the performance of PBT’s obligations under the agreement up to the closing of the SPA and agreed to provide Kedrion with customary indemnification obligations.

Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the closing of the sale of PBT’s shares; the closing of the asset sale for the sale of the PRV or receipt of proceeds from such sale; the utilization of proceeds from any such transaction; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this Current Report on Form 6-K even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated August 9, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: August 9, 2021	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer